UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

VOLUNTARY INVESTMENT PROGRAM FOR
HOURLY EMPLOYEES OF LATROBE STEEL COMPANY
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Voluntary Investment Program for Hourly Employees
of Latrobe Steel Company

December 31, 2002 and 2001 and Year ended December 31, 2002
with Report of Independent Auditors

Voluntary Investment Program for Hourly Employees of Latrobe Steel Company

Audited Financial Statements and Schedule

December 31, 2002 and 2001 and
Year ended December 31, 2002

Contents

0303-0408789

Report of Independent Auditors

Latrobe Steel Company, Administrator of the
Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

We have audited the accompanying statements of assets available for benefits of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

Voluntary Investment Program for Hourly Employees of Latrobe Steel Company

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments, at fair value	**$ 6,765,241**	$ 7,111,144
Receivables:		
Contribution receivable from participants	**22,430**	28,250
Accrued income	**954**	1,364
Total receivables	**23,384**	29,614
Assets available for benefits	**$ 6,788,625**	$ 7,140,758

See accompanying notes.

Voluntary Investment Program for Hourly Employees of Latrobe Steel Company

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions	
Interest and dividends	**$ 66,076**
Contributions from participants	**783,558**
Total additions	**849,634**
Deductions	
Benefits paid directly to participants	**519,909**
Net depreciation in fair value of investments	**681,858**
Total deductions	**1,201,767**
Net decrease	**(352,133)**
Assets available for benefits:	
Beginning of year	**7,140,758**
End of year	**$ 6,788,625**

See accompanying notes.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the *2002 401(k) Agreement Between Latrobe Steel Company and the United Steelworkers of America* for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Latrobe Steel Company (the Company and Plan Administrator) who are represented by the United Steelworkers of America (USWA). Employees of the Company become eligible to participate in the Plan upon the completion of the eligibility requirements to be participants under the Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of gross earnings, as defined in the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct his or her contribution in 5% increments to any of the Plan's fund options. Participants have access to their account information and the ability to make account transfers and contribution changes an unlimited number of times through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of one percent in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70 ½, receive a lump-sum amount equal to the balance of his or her account or elect to receive staggered installments of their assets over a fixed period of time.

Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the USWA shall notify the other party in writing that they desire to terminate the Agreement. The Plan may generally be amended by mutual consent of the Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

Plan Amendment

Effective January 1, 2002, the Plan was amended to segregate the Timken Company Common Stock Fund into two components – a newly created Employee Stock Ownership Plan, or ESOP, and a Timken Stock Fund. The ESOP contained all shares held in the Timken Company Common Stock Fund at December 31, 2001. Beginning January 1, 2002, participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the year. The valuation per unit of the Timken Company Common Stock Fund was $10.73 and $9.11 at December 31, 2002 and 2001, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Timken common shares	**$ 260,468**
Mutual funds	**(125,737)**
Collective trust funds	**(816,589)**
	$ (681,858)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	2002	2001
Timken Company Common Stock Fund	**$ 1,379,152**	$ 1,232,051
AXP New Dimensions Fund	**453,169**	462,017
American Express Trust U. S. Government Securities Fund I	**829,704**	797,723
American Express Trust Bond Fund	**691,161**	636,444
American Express Trust Equity Index Base Fund	**2,792,502**	3,569,746

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Related Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 31, 2002:

	Shares	Dollars
Purchased	12,550	**$ 234,710**
Issued to participants for payment of benefits	1,063	**20,442**
Dividends received		**37,133**

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

EIN: 25-0610595 Plan Number 018

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Timken Company Common Stock Fund*	128,532 units	$ 1,379,152
AXP New Dimensions Fund*	23,517 units	453,169
Templeton Foreign Fund	17,288 units	143,661
American Express Trust*:		
U.S. Government Securities Fund I	829,704 units	829,704
Bond Fund	9,690 units	691,161
Short-Term Horizon (25:75) Fund	799 units	14,066
Medium-Term Horizon (50:50) Fund	7,499 units	149,975
Long-Term Horizon (80:20) Fund	1,650 units	30,949
Small Cap Equity Index Fund II	15,199 units	173,224
Equity Index Base Fund	103,380 units	2,792,502
Participant notes receivable at interest rates ranging from 5.25% to 10.5%*	107,678 units	107,678
Total investments		$ 6,765,241

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT PROGRAM FOR HOURLY EMPLOYEES OF LATROBE STEEL COMPANY



Date: June 26, 2003

By: ______________________

Scott A. Scherff
Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-66911) pertaining to the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company of our report dated June 20, 2003, with respect to the financial statements and schedule of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



ERNST & YOUNG LLP

Canton, Ohio
June 20, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company, (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.

This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be a part of the Report or "filed" for any purpose whatsoever.

Date: June 26, 2003



Glenn A. Eisenberg
Executive Vice President-Finance and Administration
of The Timken Company
(Principal Executive Officer and Principal Financial Officer)